UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended June 30, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____ TO ____

Commission file number 0-11559

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

KEY TRONIC CORPORATION
4424 North Sullivan Road
P.O. Box 14687
Spokane Valley, WA 99216

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Pages
Report of Independent Registered Public Accounting Firm	3

Audited Financial Statements
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6-12

Supplemental Schedule
Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)	13

Signature	14

Note:    Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

To the Compensation and Administrative Committee
Key Tronic 401(k) Retirement Savings Plan
Spokane Valley, Washington

We have audited the accompanying statements of net assets available for benefits of the Key Tronic 401(k) Retirement Savings Plan (the “Plan”) as of June 30, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of June 30, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Spokane, Washington
December 6, 2013

Key Tronic
401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

June 30,	2013	2012
Investments at fair value:
Mutual funds	$18,500,660	$15,385,320
Key Tronic Corporation common stock	1,531,201	1,697,089
Participant directed brokerage accounts:
Cash	128,710	65,283
Mutual funds	91,501	262,237
Fixed income	10,100	20,150
Equity	444,337	506,661
Total participant directed brokerage accounts	674,648	854,331

Common/collective trust	2,477,919	3,160,725
Total investments	23,184,428	21,097,465

Receivables
Participant loans receivable	495,585	523,572

Net assets available for benefits at fair value	23,680,013	21,621,037

Adjustment from fair value to contract value for interest in common/collective trust funds	504	(34,760)

Net assets available for benefits	$23,680,517	$21,586,277

See accompanying notes to financial statements.

Key Tronic
401(k) Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years ended June 30,	2013	2012

Changes in net assets available for benefits attributed to:

Investment income:
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$1,906,121	$(479,354)
Common/collective trust	34,291	38,748
Key Tronic Corporation common stock	484,414	1,519,058
Participant directed brokerage accounts	(414,523)	(174,904)
Total net appreciation	2,010,303	903,548
Interest and dividends:
Money market funds	—	7
Mutual fund dividends	590,326	412,539
Total net investment income	2,600,629	1,316,094
Interest income on participant loans receivable	22,430	19,600

Contributions:
Employer	546,851	489,958
Participant	1,226,398	1,091,371
Total contributions	1,773,249	1,581,329

Distributions:
Benefits paid to participants	2,298,485	2,361,640
Administrative expenses	3,583	3,709
Total distributions	2,302,068	2,365,349

Net increase in net assets available for benefits	2,094,240	551,674

Net assets available for benefits:
Beginning of year	21,586,277	21,034,603

End of year	$23,680,517	$21,586,277

See accompanying notes to financial statements.

Key Tronic
401(k) Retirement Savings Plan

Notes to Financial Statements

Note 1. Plan Description
The following summary description of the Key Tronic 401(k) Retirement Savings Plan (the Plan) provides general information only. Participants should refer to the Plan document for more complete information.
General: The Plan is a defined contribution plan established by Key Tronic Corporation (the Company or the Employer) effective July 1, 1993, as a merger of the Key Tronic Corporation Employee Stock Ownership Plan (ESOP) into the Key Tronic Corporation Variable Investment Plan, which was amended and restated effective July 1, 2009. The Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and all subsequent statutory revisions thereto, was created for the benefit of all eligible employees of the Company and subsidiaries. Effective July 1, 2003, the Plan became a Safe Harbor 401(k) Plan. A Safe Harbor 401(k) Plan complies with Code Section 401(k)(12) which permits the Plan to automatically meet the nondiscrimination requirements of the Code, therefore eliminating annual nondiscrimination testing of salary deferral and matching contributions.
Eligibility: Employees that are U.S. residents are eligible to participate after completing one hour of service. Participation in the Plan will then begin on the first day of the month following the date of hire. Leased employees, internship employees and certain employees covered by a collective bargaining agreement are ineligible for Plan participation.
Contributions: Eligible participants may make voluntary pre-tax and after-tax contributions of their base compensation of up to 75% of compensation each pay period, subject to certain statutory limits. Participant contributions made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code (IRC) are excluded from the participant’s current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant makes a withdrawal from the Plan.
Participants may also choose to make contributions on an after-tax basis through a Roth 401(k) option. Contributions and earnings for the Roth 401(k) option are not subject to taxation at the time of distribution, as long as the distribution is a “qualified distribution” made no earlier than five years after the first Roth 401(k) contribution to the Plan. A qualified distribution is a distribution after separation of service and due to death, disability or after age 59½. The participant’s contribution rate may be adjusted at the discretion of the Plan administrator if a reduced rate is necessary to maintain Section 401(k) benefits.
Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans provided that certain conditions are met.
The Company’s matching contribution is equal to 100% up to 3% of a participant’s contributed compensation and 50% of the next 2% of a participant’s contributed compensation, for a total of 4% if a participant contributes at least 5%. The Company made matching contributions of $546,851 and $489,958 for the years ended June 30, 2013 and 2012, respectively.
Participant Accounts: Individual accounts are maintained for each participant. Participants may designate that their contributions and account balances be invested in any combination of several available investment alternatives. Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution, and Plan earnings of their individual account. Plan earnings are directly credited to participant accounts.

Participant Loans Receivable: Participants may borrow from a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have only one loan outstanding at a time. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates at the loan origination date (which approximate prime plus 1%), as determined by the Plan administrator. Interest rates on loans outstanding at June 30, 2013, range from 4.25% to 6.00%. Principal and interest are paid ratably through payroll deductions. Additional payments may be made at any time by check. At June 30, 2013, loans outstanding mature at various dates through 2022.
Vesting: All participants are immediately 100% vested in both employee and Employer contributions.
Distribution of Benefits: Participants are eligible to receive benefits upon termination of employment, attaining the age of 59½, or as hardship withdrawals subject to certain requirements. The account balance of a participant who dies, while a participant of the Plan, will be paid to the participant’s designated beneficiary. Benefits are paid under various options as defined in the Plan document. Following a hardship withdrawal, a participant’s elective deferrals are suspended for a period of at least six months.
Administrative Expenses: Though not required to or guaranteed in the future, the majority of fees and expenses incurred for administration of the Plan are paid by the Company. Participants are charged a fee for certain services such as loan processing and redemption fees on the sale of certain funds prior to a holding period being met.
Administration of the Plan: The Plan is administered by the Compensation and Administrative Committee of the Employer’s Board of Directors and an administrative committee consisting of management personnel. JPMorgan Chase Bank (JPMorgan) holds Plan assets in accordance with directions from the Compensation and Administrative Committee. Records of participant account activity are processed and maintained by JPMorgan Retirement Plan Services, an affiliate of JPMorgan, which also performs other administrative support services for the Plan.
Note 2. Summary of Basis of Accounting
Accounting Policies: The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.
Investment Valuation and Income Recognition: The Plan's investments in mutual funds, money market funds, participant-directed brokerage accounts and Key Tronic Corporation common stock, are stated at fair value, based on quoted market prices, which is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Shares of registered investment companies (mutual funds) are valued at the net asset value of shares held by the Plan at year end.
Investment assets in common collective trusts (CCT) are stated at fair value as reported by the CCT. The fair value of the CCT is adjusted to contract value, in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) Topic 946, Financial Services-Investment Companies, and ASC Topic 962, Plan Accounting-Defined Contribution Pension Plans. Contract value represents contributions made plus interest accrued at the contract value, less withdrawals.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Fully Benefit-Responsive Investment Contracts: The Plan follows ASC 946 and ASC 962, which define the circumstances in which an investment contract is considered to be a fully benefit-responsive investment contract in a defined-contribution pension plan.
As required under ASC 946, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value. ASC 962 requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s statements of net assets available for benefits, with a corresponding adjustment to reflect these investments at contract value.

At June 30, 2013, the Plan had no unfunded commitments related to common collective fund. The redemption of common collective funds units are subject to the preference of individual Plan participants and there are no restrictions on the timing of redemption. However, participant redemptions may be subject to certain redemption fees.
Participant Loans Receivable: Participant loans receivable are valued at their unpaid principal balance plus accrued interest.
Payment of Benefits: Benefits are recorded when paid.
Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could materially differ from those estimates.
Risks and Uncertainties: The Plan provides for various investment options in any combination of money market funds, mutual funds, Company common stock and participant-directed brokerage accounts. Investment securities of these types are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
The fair value of the Plan’s investment in Key Tronic Corporation common stock amounted to $1,531,201 and $1,697,089 as of June 30, 2013 and 2012, respectively. Such investments represented 6% and 8% of the Plan’s total net assets available for benefits as of June 30, 2013 and 2012, respectively. For risks and uncertainties regarding Key Tronic Corporation, participants should refer to the September 28, 2013, Form 10-Q of Key Tronic Corporation filed with the Securities and Exchange Commission.
The Plan’s investment options include funds that invest in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Note 3. Investments
The fair value of the following individual investments represents 5 percent or more of the Plan’s net assets:

Investments Valued at Fair Value	June 30,	June 30,
as Determined by Quoted Market Prices	2013	2012

American Century Value Fund	$3,855,786	$2,887,023
JPMorgan JPMCB Stable Asset Income Fund	2,477,919	3,160,725
JPMorgan Intrepid Growth	2,347,663	1,866,879
American Century Strategic Allocation: Aggressive	1,615,977	1,290,095
American Century Strategic Allocation: Moderate	1,568,241	1,322,607
Royce Premier Fund	1,547,886	1,414,522
Key Tronic Corporation Common Stock	1,531,201	1,697,089
American Century Equity Income	1,435,549	*
American Funds EuroPacific Growth Fund	1,342,816	1,168,626
Harbor International	1,273,590	*
American Century Equity Index Inst.	*	1,267,817
*Less than 5%

Note 4. Fair Value Measurements
ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer the liability (an exit price) in an orderly transaction between market participants. It also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy within ASC 820 distinguishes between three levels of inputs that may be utilized when measuring fair value, consisting of level 1 inputs (using quoted prices in active markets for identical assets or liabilities), level 2 inputs (using inputs other than level 1 prices, such as quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability) and level 3 inputs (unobservable inputs supported by little or no market activity based on the Plan's own assumptions used to measure assets and liabilities). A financial asset’s or liability’s classification within this hierarchy is determined based on the lowest level input that is significant to the fair value measurement.
The methods described above and in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The Plan has not made any changes in its valuation techniques used at June 30, 2013 and 2012.

The following table summarizes the Plan's assets measured at fair value on a recurring basis as of June 30, 2013:

	June 30, 2013
				Total Fair
	Level 1	Level 2	Level 3	Value
Investments:

Mutual funds
Blended funds	$3,066,436	$—	$—	$3,066,436
Value funds	5,291,335	—	—	5,291,335
International blended funds	2,616,406	—	—	2,616,406
Growth funds	5,511,527	—	—	5,511,527
Fixed income funds	2,014,956	—	—	2,014,956
Total mutual funds	18,500,660	—	—	18,500,660

Key Tronic Corporation common stock	1,531,201	—	—	1,531,201
Participant-directed brokerage accounts
Cash	128,710	—	—	128,710
Mutual funds	91,501	—	—	91,501
Fixed income	10,100	—	—	10,100
Equity	444,337	—	—	444,337
Total participant-directed	674,648	—	—	674,648

Common/collective fund	—	2,477,919	—	2,477,919
	$20,706,509	$2,477,919	$—	$23,184,428

The following table summarizes the Plan's assets measured at fair value on a recurring basis as of June 30, 2012:

	June 30, 2012
				Total Fair
	Level 1	Level 2	Level 3	Value
Investments:

Mutual funds
Blended funds	$3,057,333	$—	$—	$3,057,333
Value funds	3,924,187	—	—	3,924,187
International blended funds	2,240,996	—	—	2,240,996
Growth funds	4,571,497	—	—	4,571,497
Fixed income funds	1,591,307	—	—	1,591,307
Total mutual funds	15,385,320	—	—	15,385,320

Key Tronic Corporation common stock	1,697,089	—	—	1,697,089
Participant-directed brokerage accounts
Cash	65,283	—	—	65,283
Mutual funds	262,237	—	—	262,237
Fixed income	20,150	—	—	20,150
Equity	506,661	—	—	506,661
Total participant-directed	854,331	—	—	854,331

Common/collective fund	—	3,160,725	—	3,160,725
	$17,936,740	$3,160,725	$—	$21,097,465

Note 5. Reconciliation to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of June 30, 2013 and 2012:

	2013	2012
Net assets available for benefits per the financial statements	$23,680,517	$21,586,277
Adjustment from fair value to contract value for interest in common/collective trust fund	(504)	34,760
Net assets available for benefits per the From 5500	$23,680,013	$21,621,037

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended June 30, 2013:

2013
Increase in net assets available for benefits per the financial statements	$2,094,240
Net change in adjustment from fair value to contract value for interest in common/collective trust fund	(35,264)
Net income per the Form 5500	$2,058,976
Note 6. Party-in-Interest
Certain Plan investments are managed by JPMorgan. JPMorgan holds and invests the Plan’s assets and therefore, these transactions qualify as party-in-interest transactions. In addition, the investments in the Company’s common stock and participant loans receivable are also considered party-in-interest transactions. Additional disclosures on party-in-interest transactions are located on Supplemental Schedule H Part IV, Line 4i, Schedule of Assets (Held at End of Year).
Note 7. Termination of the Plan
Although it has not expressed any intent to do so, the Employer has the right to discontinue contributions and terminate the Plan by action of the Board of Directors, subject to the provisions of ERISA. Upon termination, all assets remaining in the Plan will be distributed to the participants in accordance with participant account values as of the date of termination.
Note 8. Tax Status
The Internal Revenue Service has determined and informed the Employer by a letter dated April 23, 2013, that the Plan was designed in accordance with the applicable requirements of the Internal Revenue Code (IRC).
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of June 30, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the Plan year ended June 30, 2010.
Note 9. Subsequent Events
The Plan has evaluated subsequent events through the date these financial statements were available to be issued on December 6, 2013, and determined that there are no subsequent events that require recognition or disclosure in these financial statements.

Key Tronic
401(k) Retirement Savings Plan

Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)
June 30, 2013

EIN: 91-0849125
Plan Number: 001
Form 5500

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(d) Cost	(e) Fair Value
Common/collective trust fund:
*	JPMCB Stable Asset Income Fund	6,157	units	**	$2,477,919

Mutual Funds:
	American Century Value Fund	523,884	mutual fund shares	**	3,855,786
	American Century Strategic Allocation: Moderate	219,028	mutual fund shares	**	1,568,241
	American Century Strategic Allocation: Aggressive	189,003	mutual fund shares	**	1,615,977
	American Century Equity Income	165,959	mutual fund shares	**	1,435,549
*	JPMorgan Equity Index	28,050	mutual fund shares	**	1,022,154
*	JPMorgan Intrepid Growth	79,825	mutual fund shares	**	2,347,663
*	JPMorgan Bond Select	109,132	mutual fund shares	**	899,246
	Royce Premier Fund	76,063	mutual fund shares	**	1,547,886
	American Century Strategic Allocation: Conservative	80,822	mutual fund shares	**	476,041
	PIMCO Total Return Admin.	103,691	mutual fund shares	**	1,115,711
	American Funds EuroPacific Growth Fund	32,593	mutual fund shares	**	1,342,816
	Harbor International	20,655	mutual fund shares	**	1,273,590
	Total Mutual Funds				18,500,660

*	Key Tronic Corporation Common Stock	147,666	shares	**	1,531,201

Participant Directed Brokerage Accounts:
*	Securities Held by Charles Schwab	various	units	**	674,648
*	Participants’ Loans Receivable	44 loans to participants with interest rates ranging from 4.25% to 6.00%, due through 2022		**	495,585
	Total				$23,680,013

*    Party-in-interest as defined by ERISA
**    Cost of participant-directed investments is not required to be disclosed under ERISA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation and Administrative Committee, responsible for administration of the Key Tronic 401(k) Retirement Savings Plan has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Spokane Valley, State of Washington, on December 6, 2013.

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

By: /s/ Ronald F. Klawitter
Name: Ronald F. Klawitter
Title: Member of Plan Compensation and Administrative Committee